February 28, 2006

via U.S. mail and facsimile

Larry M. Heimendinger
Chairman of the Board
General Kinetics Incorporated
110 Sunray Drive
Johnstown, PA 15905

RE: General Kinetics Incorporated
Form 10-K for the Fiscal Year Ended May 31, 2005
Form 10-Q for the Fiscal Quarters Ended November 30, 2005 and
August
31, 2005
   File No. 1-10914

Dear Mr. Heimendinger:

 We have completed our review of your Form 10-K and related
filings and have no further comments at this time.

 If you have any further questions regarding our review of
your
filings, please contact Meagan Caldwell at (202) 551-3754 or, in
her
absence, Scott Watkinson at (202) 551-3741.

        Sincerely,

        Rufus Decker
        Accounting Branch Chief

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

        DIVISION OF
CORPORATION FINANCE